UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

CHARTER COMMUNICATIONS, INC.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

16119P108

(CUSIP Number)

Renee L. Wilm, Esq.

Chief Legal Officer

Liberty Broadband Corporation

12300 Liberty Boulevard

Englewood, CO 80112

(720) 875-5700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 23, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 16119P108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Liberty Broadband Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 45,571,206 (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 45,571,206 (2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 45,571,206 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Excludes shares beneficially owned by the executive officers and directors of the Reporting Person.
13.	Percent of Class Represented by Amount in Row (11) 31.9% (3)
14.	Type of Reporting Person (See Instructions) CO

(1)   The Second Amended and Restated Stockholders Agreement, dated as of May 23, 2015, as amended (the “Stockholders Agreement”), by and among Charter Communications, Inc. (“Legacy Charter”), CCH I, LLC (now known as Charter Communications, Inc., the “Issuer” or “Charter”), Advance/Newhouse Partnership (“A/N”) and Liberty Broadband Corporation (“Liberty Broadband” or the “Reporting Person”) contains provisions relating to the ownership and voting of the Issuer’s Class A common stock, par value $0.001 per share (the “Common Stock”), by the Reporting Person. The Reporting Person expressly disclaims the existence of any membership in a group with A/N.

(2)   Subject to certain restrictions contained in the Stockholders Agreement. See Item 6 of the Schedule 13D.

(3)   Calculated based on the 142,741,186 shares of Common Stock outstanding as of June 30, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2024, filed with the SEC on July 26, 2024.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 10)

Statement of

LIBERTY BROADBAND CORPORATION

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

CHARTER COMMUNICATIONS, INC.

This statement on Schedule 13D/A relates to the Class A common stock, par value $0.001 per share (the “Common Stock”), of Charter Communications, Inc., a Delaware corporation (the “Issuer” or “Charter”). The statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by Liberty Broadband Corporation, a Delaware corporation (“Liberty Broadband” or the “Reporting Person”), on November 13, 2014, as amended by Amendment No. 1 filed with the SEC on April 6, 2015, Amendment No. 2 filed with the SEC on June 1, 2015, Amendment No. 3 filed with the SEC on May 26, 2016, Amendment No. 4 filed with the SEC on December 30, 2016, Amendment No. 5 filed with the SEC on December 29, 2017, Amendment No. 6 filed with the SEC on March 4, 2020, Amendment No. 7 filed with the SEC on August 7, 2020, Amendment No. 8 filed with the SEC on December 23, 2020 and Amendment No. 9 filed with the SEC on February 24, 2021 (together, the “Schedule 13D”), is hereby further amended and supplemented to include the information set forth herein. This amended statement on Schedule 13D/A constitutes Amendment No. 10 to the Schedule 13D (this “Amendment,” and together with the Schedule 13D, this “Statement”). Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Item 4. Purpose of Transaction.

The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On September 23, 2024, the Reporting Person communicated to the Issuer a non-binding response (the “Response”) to a non-binding proposal received from the Issuer (the “Charter Proposal”), which Charter Proposal outlined the terms of a proposed combination of the Reporting Person with the Issuer (the “Combination”) whereby each stockholder of the Reporting Person would receive 0.228 of a share of Common Stock for each share of Series A Common Stock, par value $0.01 per share, of the Reporting Person (the “Series A Common Stock”), Series B Common Stock, par value $0.01 per share, of the Reporting Person (the “Series B Common Stock”) and Series C Common Stock, par value $0.01 per share, of the Reporting Person (the “Series C Common Stock” and together with the Series A Common Stock and the Series B Common Stock, “LBC Common Stock”). The Charter Proposal also provided that this exchange ratio assumes GCI Holdings, LLC (“GCI”) is not included in the Combination, but that the Issuer is willing to discuss terms for a transaction that would include GCI.

In the Response, the Reporting Person proposed that in the Combination each stockholder of the Reporting Person would receive 0.2900 of a share of Common Stock for each share of LBC Common Stock. The Response also provided that the Combination would include GCI and that the Issuer would assume or refinance the Reporting Person’s debt and preferred stock.

The Combination is intended to be tax-free and would be subject to, among other things, the negotiation and execution of mutually acceptable definitive transaction documents, applicable board approvals and approval of the requisite holders of a majority of the voting power of the Reporting Person and the Issuer, including approval of the holders of a majority of the voting power of the Reporting Person unaffiliated with Mr. John C. Malone and his affiliates. The Response proposes that the Combination would close on June 30, 2027 or such earlier date as the parties shall mutually agree. No further updates on the Charter Proposal, the Response or the proposed Combination will be provided unless and until definitive documents are executed or discussions between the parties terminate, or unless otherwise required by applicable law.

The shares of Common Stock beneficially owned by the Reporting Person and described in this Statement are being held by the Reporting Person for investment purposes.

Other than as set forth in this Amendment, the Reporting Person does not have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) any change in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Reporting Person may determine to change his intentions with respect to the Issuer at any time in the future and may, for example, elect (i) to acquire additional securities of the Issuer in open market or privately negotiated transactions or (ii) to dispose of all or a portion of the Reporting Person’s holdings of securities of the Issuer. In reaching any determination as to his future course of action, the Reporting Person will take into consideration various factors, such as the Issuer’s business and prospects, other developments concerning the Issuer, other business opportunities available to the Reporting Person, tax and estate planning considerations, liquidity needs and general economic and stock market conditions, including, but not limited to, the market prices of the securities.

The information contained in Item 6 of this Amendment is incorporated by reference into this Item.

Item 5. Interest in Securities of the Issuer.

The information contained in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) - (b) The Reporting Person is the beneficial owner of 45,571,206 shares of Common Stock, constituting 31.9% of the outstanding shares of Common Stock, calculated based on the 142,741,186 shares of Common Stock outstanding as of June 30, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2024, filed with the SEC on July 26, 2024.

Mr. John C. Malone beneficially owns 1,691 shares of Common Stock. Mr. Gregory B. Maffei beneficially owns 7,569 shares of Common Stock. To the Reporting Person’s knowledge, Mr. Malone and Mr. Maffei each have sole voting and dispositive power over the shares of Common Stock beneficially owned by them. J. David Wargo beneficially owns 15,045 shares of Common Stock. To the Reporting Person’s knowledge, Mr. Wargo has shared dispositive power over the shares of Common Stock beneficially owned by him. Gregg L. Engles beneficially owns 97 shares of Common Stock consisting of nine shares held by his spouse and 88 shares held by a family partnership. To the Reporting Person’s knowledge, Mr. Engles has shared voting and dispositive power over the shares of Common Stock held by his spouse and sole voting and dispositive power over the shares of Common Stock held by a family partnership. Julie D. Frist beneficially owns 4,415 shares of Common Stock, which includes (i) 1,898 shares of Common Stock held by four trusts of which Ms. Frist is the trustee for the benefit of her immediate family members and (ii) 2,517 shares held by three trusts over which Ms. Frist may be deemed to have shared dispositive power. To the Reporting Person’s knowledge, Ms. Frist has sole voting and dispositive power over the shares of Common Stock described in clause (i) of the prior sentence and shared dispositive power over the shares of Common Stock described in clause (ii) of the prior sentence. Ms. Frist disclaims beneficial ownership of these securities except to the extent of her pecuniary interest therein, and the inclusion of these shares in this Amendment shall not be deemed an admission of beneficial ownership of all of the reported shares for purposes of Section 13(d) of the Exchange Act, or for any other purpose.

The Reporting Person has the sole power to vote or to direct the voting of 45,571,206 shares of Common Stock beneficially owned by it and has the sole power to dispose or direct the disposition of such shares, subject to the terms of the Second Amended and Restated Stockholders Agreement, dated as of May 23, 2015, as amended (the “Stockholders Agreement”), by and among Charter Communications, Inc. (“Legacy Charter”), Charter, A/N and Liberty Broadband, including the limitations described in Item 6 of the Schedule 13D.

(c)   On September 17, 2024, the Reporting Person sold 40,027 shares of Common Stock to the Issuer for $356.64 per share in cash. On August 15, 2024, the Reporting Person sold 174,930 shares of Common Stock to the Issuer for $318.58 per share in cash. Other than as disclosed in this Statement, no transactions were effected by the Reporting Person, or, to the knowledge of the Reporting Person, any Schedule 1 Person, with respect to the Common Stock in the past sixty days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The information contained in Item 4 of this Amendment is incorporated by reference into this Item.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following:

7(aa)	Correspondence, dated as of September 15, 2024, from Charter Communications, Inc. to Liberty Broadband Corporation
7(bb)	Correspondence, dated as of September 23, 2024, from Liberty Broadband Corporation to Charter Communications, Inc.
7(x)	Assistant Secretary’s Certificate.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 23, 2024	LIBERTY BROADBAND CORPORATION

	By:	/s/ Craig Troyer
Name: Craig Troyer
Title: Senior Vice President and Assistant Secretary

SCHEDULE 1

DIRECTORS AND EXECUTIVE OFFICERS
OF
LIBERTY BROADBAND CORPORATION

The name and present principal occupation of each director and executive officer of Liberty Broadband Corporation is set forth below. The business address for each person listed below is c/o Liberty Broadband Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112. All executive officers and directors listed are United States citizens.

Name and Business Address (if applicable)	Principal Occupation and Principal Business (if applicable)

John C. Malone	Chairman of the Board of Liberty Broadband Corporation

Gregory B. Maffei	President, Chief Executive Officer and Director of Liberty Broadband Corporation

Gregg L. Engles	Director of Liberty Broadband Corporation

Julie D. Frist	Director of Liberty Broadband Corporation

Richard R. Green	Director of Liberty Broadband Corporation

Sue Ann R. Hamilton	Director of Liberty Broadband Corporation

J. David Wargo	Director of Liberty Broadband Corporation

John E. Welsh III	Director of Liberty Broadband Corporation

Brian J. Wendling	Chief Accounting Officer and Principal Financial Officer of Liberty Broadband Corporation

Renee L. Wilm	Chief Legal Officer and Chief Administrative Officer of Liberty Broadband Corporation